Michael Cupps

Summary

- Executive with 25+ years in sales, business development, and marketing for high-growth tech companies.
- Known for driving global revenue, building high-performing teams, and executing strategic initiatives.
- Experienced in transforming sales methodologies, establishing strong market presence, and scaling operations for sustainable growth.
- Skilled at creating strategic partnerships and building robust inbound/outbound sales motions for long-term success.

Experience

2025-Current

Enterprise Diagnostics | CEO & Founder
- Established and spearheaded the foundational fundraising **strategy** for an AI-driven startup focused on enterprise operational excellence.
- Developed diagnostic frameworks to identify operational bottlenecks and deploy AI-driven sales and marketing workflows.

2025- Current

Rulesware | Strategic Advisor
- Collaborating with leadership to refine go-to-market strategies for high-value digital transformation within the Pega and ActiveOps ecosystems.
- Driving strategic business development and partnership alignment with a primary focus on scaling North American Healthcare revenue operations.

2014-2025

ActiveOps (acquired OpenConnect in 2019)
EVP of Sales & Marketing
- Played a key strategic role in the acquisition and successful merger of OpenConnect into ActiveOps, ensuring operational and cultural alignment.CMO (3 Years): Built and led a global marketing team to rebrand the company post-acquisition and prepare the organization for a London Stock Exchange IPO (LSE: AIM).
- Directed all aspects of Healthcare Sales, Relationship Management, and Business Development, exceeding ARR and Bookings targets.
- Implemented MarTech stack enhancements, facilitating integrated inbound/outbound sales workflows and establishing operational efficiency.
- Established and managed all North American partner programs with technology partners, BPOs, and referral programs.
- Pioneered company PR and social media outreach, hosting podcasts and securing press features to increase brand visibility.

2012 - 2014

Telligent (acquired by Verint)
VP of Sales & Partners
- Directed Sales, Professional Services, and Business Development for the Americas, achieving revenue targets services through effective team alignment and strategic account planning
- Championed transition from a Perpetual to SaaS revenue model, elevating SaaS bookings from 60% to 85% of total bookings
- Built a strategic channel program, leveraging partnerships with Sitecore and key digital agencies to enhance market visibility and lead generation efforts

2009 - 2012

Global 360 (acquired by OpenText)
SVP of Sales - Americas
- Oversaw a $42M revenue operation across the Americas, spanning software, servic

- and recurring maintenance, earning President's Club recognition in 201
- Recruited and developed an Inside Sales team, specializing in Financial Services, Government, and Retail/CPG verticals to drive growth
- Formed a collaborative sales model with Microsoft, securing ISV Partner of the Year and building a strategic sales pipeline

Additional Experience

2006-2009 **webMethods** (acquired by Software AG) Vice President of Sales

2001-2006 **Epicentric** (acquired by Vignette) – Regional Vice President

1999-2001 **Broadvision** – District Manager

1996-1999 **McAfee** – Several Positions: RVP, District Manager, Account Exec

1990-1996 **The CBORD Group** - Field Sales Manager

Time Bandit (2023 – ReThink publishing)
Forbes
Fast Company
The Habit Architect (Podcast)
TB in 10
NBC
Radio

Education

1990

B.S. International Trade

Texas Tech University

Skills & Certs

- Customer Centric Selling
- Pragmatic Marketing
- AI for Business
- SMART Recovery Facilitator

Interests

- Selling Habits
- Agile Sales
- AI Efficiency
- Priority Management

Contact

